Filed by Lexar Media, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Lexar Media, Inc.
Commission File No. of Subject Company: 000-31103
The following press release was issued jointly by Micron Technology, Inc. and Lexar Media, Inc. on April 25, 2006:
Micron Technology, Inc. and Lexar Media, Inc. Announce Expiration of Hart-Scott-Rodino Waiting Period for Proposed Merger
BOISE, Idaho & FREMONT, Calif.—(BUSINESS WIRE)—April 25, 2006—Micron Technology, Inc. (Nasdaq: MU) and Lexar Media, Inc. (Nasdaq: LEXR) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with Micron’s proposed acquisition of Lexar, has expired. As previously announced, Lexar and Micron entered into a definitive merger agreement under which Micron would acquire Lexar in a stock-for-stock merger. Under the terms of the agreement, each outstanding share of Lexar common stock would receive 0.5625 shares of Micron common stock. The transaction is subject to the satisfaction of customary closing conditions, including approval by Lexar’s stockholders.
About Micron Technology, Inc.
Micron Technology, Inc. is one of the world’s leading providers of advanced semiconductor solutions. Through its worldwide operations, Micron manufactures and markets DRAMs, NAND flash memory, CMOS image sensors, other semiconductor components, and memory modules for use in leading-edge computing, consumer, networking, and mobile products. Micron’s common stock is traded on the New York Stock Exchange (NYSE) under the MU symbol. To learn more about Micron Technology, Inc., visit www.micron.com.
About Lexar Media, Inc.
Lexar is a leading marketer and manufacturer of NAND flash memory products including memory cards, USB flash drives, card readers and ATA controller technology for the digital photography, consumer electronics, industrial and communications markets. Lexar holds over 96 issued or allowed controller and system patents, and licenses its technology to companies including Olympus Corporation, Samsung Electronics Co., Ltd., SanDisk Corporation and Sony Corporation. Lexar sells its memory cards worldwide and through an exclusive agreement, also sells memory cards under the Kodak® brand. Headquartered in Fremont, California, Lexar has operations in countries around the world. More information is available at www.lexar.com.

Micron and the Micron orbit logo are trademarks of Micron Technology, Inc. Lexar and the Lexar logo are trademarks of Lexar Media, Inc. All other trademarks are the property of their respective owners.
This press release contains forward-looking statements that involve risks and uncertainties concerning Micron’s proposed acquisition of Lexar Media, Inc., including the completion of the proposed merger. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed.
In addition, please refer to the documents that Micron and Lexar file with the Securities and Exchange Commission on Forms S-4, 10-K, 10-Q and 8-K. The filings by each of Micron and Lexar identify and address other important factors that could cause actual results to differ materially from those contained in the forward-looking statements set forth in this press release. Micron and Lexar are under no duty to update any of the forward-looking statements after the date of this press release to conform to actual results.
Additional Information About the Merger and Where to Find It
Micron has filed a registration statement on Form S-4 (Registration No. 333-132757) containing a preliminary prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of Lexar by Micron. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary proxy statement/prospectus, as well as the definitive proxy statement/prospectus when it becomes available, because they contain, and will contain, important information about Micron, Lexar and the proposed merger. The definitive proxy statement/prospectus will be mailed to Lexar stockholders that hold shares of Lexar common stock as of the record date for the Lexar special meeting related to the proposed merger. The preliminary prospectus/proxy statement, the definitive proxy statement when available, and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, (208) 368-4465. Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Chief Financial Officer, Michael Scarpelli, (510) 580-8730.
Micron, Steven Appleton, Micron’s Chairman, Chief Executive Officer and President, and certain of Micron’s other executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Appleton and certain of Micron’s other executive officers in the solicitation by reading the preliminary prospectus/proxy statement.
Lexar, Eric Stang, Lexar’s Chairman, Chief Executive Officer and President, and Lexar’s other directors and executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Lexar common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Stang and Lexar’s other directors and executive officers in the solicitation by reading the preliminary prospectus/proxy statement.
Contact:
Micron Technology, Inc.
Investor Relations
Kipp A. Bedard, (208) 368-4400
kbedard@micron.com
or Media Relations
Daniel Francisco, (208) 368-5584
dfrancisco@micron.com
     or
Lexar Media, Inc.
Michael P. Scarpelli, (510) 580-8730
mscarpelli@lexar.com
     or
Joele Frank, Wilkinson Brimmer Katcher
Matthew Sherman, (212) 355-4449 x 165
msherman@joelefrank.com
     or
The Blueshirt Group
Jennifer Jarman, (510) 443-3400
investor@lexar.com